U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12B-25
NOTIFICATION OF LATE FILING

SEC File Number 000-27239

☐ Form 10-K  ☐Form 20-F ☐Form 11-K ☑Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR

For Period Ending: March 31, 2014

PART I: REGISTRANT INFORMATION

Full Name of Registrant: TapImmune Inc.

Address of Principal Executive Office:

1551 Eastlake Avenue East,
Suite 100, Seattle, WA
 (206) 504-7278

 PART II: RULES 12B-25(B) AND (C)

It is anticipated that the subject Quarterly Report on Form 10-Q will be filed within the next several days.

 PART III: NARRATIVE

The Registrant has not completed its Quarterly Report on Form 10-Q for the period ended March 31, 2014 due to administrative delays.

PART IV: OTHER INFORMATION

(1) Name and telephone number of person(s) to contact in regard to this notification

Glynn Wilson: 206-504-7278

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X] YES [  ] NO

The Company has yet to file its annual report on Form 10-K for the fiscal year ended December 31, 2012.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TapImmune Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

TapImmune Inc.

Dated: May 14, 2014	By:	/s/ Glynn Wilson
Glynn Wilson
CEO